UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Tempus Applied Solutions Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88024L 100
(CUSIP Number)

Owen S. Littman, Esq.
Cowen Group, Inc.
599 Lexington Avenue
New York, New York 10022
(212) 845-7900

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON Cowen Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,104,787 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,104,787 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,787 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON OO

__________

(1) Consists of (i) 656,250 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants, (v) 109,375 shares of Common Stock underlying Series B-2 Warrants, and (vi) 21,875 shares of Common Stock underlying Series B-3 Warrants.

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON RCG LV Pearl LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,104,787 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,104,787 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,787 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON OO

__________

(1) Consists of (i) 656,250 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants, (v) 109,375 shares of Common Stock underlying Series B-2 Warrants, and (vi) 21,875 shares of Common Stock underlying Series B-3 Warrants.

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,104,787 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,104,787 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,787 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON CO

__________

(1) Consists of (i) 656,250 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants, (v) 109,375 shares of Common Stock underlying Series B-2 Warrants, and (vi) 21,875 shares of Common Stock underlying Series B-3 Warrants.

CUSIP NO. 88024L 100

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,104,787 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,104,787 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,787 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON IN

__________

(1) Consists of (i) 656,250 shares of Common Stock, (ii) 1,923,537 shares of Common Stock underlying IPO Warrants, (iii) 328,125 shares of Common Stock underlying Series A-2 Warrants, (iv) 65,625 shares of Common Stock underlying Series A-3 Warrants, (v) 109,375 shares of Common Stock underlying Series B-2 Warrants, and (vi) 21,875 shares of Common Stock underlying Series B-3 Warrants.

CUSIP NO. 88024L 100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Tempus Applied Solutions Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 133 Waller Mill Road, Williamsburg, Virginia 23185.

Item 2.	Identity and Background.

(a)           This statement is filed by Cowen Investments LLC, a Delaware limited liability company (“Cowen Investments”), RCG LV Pearl LLC, a Delaware limited liability company (“RCG”), Cowen Group, Inc., a Delaware corporation (“Cowen Group”), and Peter A. Cohen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

RCG is the sole member of Cowen Investments. Cowen Group is the sole member of RCG. Peter A. Cohen is the Chairman and Chief Executive Officer of Cowen Group. By virtue of these relationships, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the Shares directly beneficially owned by Cowen Investments.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of RCG and Cowen Group.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Cowen Investments, RCG, Cowen Group and Peter A. Cohen is 599 Lexington Avenue, New York, New York 10022.

(c)           Cowen Group is a publicly traded diversified financial services firm.  The principal business of Cowen Investments is investing in securities.  The principal business of RCG is serving as a holding company.  The principal occupation of Peter A. Cohen is serving as the Chairman and Chief Executive Officer of Cowen Group.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Cowen Investments is organized under the laws of the State of Delaware. RCG is organized under the laws of the State of Delaware. Cowen Group is organized under the laws of the State of Delaware.  Peter A. Cohen is a citizen of the United States of America.

CUSIP NO. 88024L 100

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer owned by Cowen Investments were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate cost of the 656,250 Shares owned directly by Cowen Investments is $3,412,500.  The aggregate cost of the warrants, exercisable into a total of 2,448,537 Shares, owned directly by Cowen Investments is $787,500.

Item 4.	Purpose of Transaction.

Peter A. Cohen is a director of the Issuer.  Except in Mr. Cohen’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,791,549 Shares outstanding as of October 20, 2015, which is the total number of Shares outstanding as reported in Amendment No. 1 to Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 21, 2015.

As of the close of business on the date hereof, Cowen Investments directly beneficially owned 3,104,787 Shares, consisting of (i) 656,250 Shares owned directly, (ii) 1,923,537 Shares underlying IPO Warrants, (iii) 328,125 Shares underlying Series A-2 Warrants, (iv) 65,625 Shares underlying Series A-3 Warrants, (v) 109,375 Shares underlying Series B-2 Warrants, and (vi) 21,875 Shares underlying Series B-3 Warrants, representing in the aggregate approximately 27.6% of the Shares outstanding. The IPO Warrants, Series A-2 Warrants, Series A-3 Warrants, Series B-2 Warrants and Series B-3 Warrants directly owned by Cowen Investments are all exercisable within 60 days of the date hereof.  By virtue of their relationships with Cowen Investments discussed in further detail in Item 2, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the securities of the Issuer directly owned by Cowen Investments.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Cowen Investments may be deemed to share with RCG, Cowen Group and Peter A. Cohen the power to vote and dispose of the Shares directly beneficially owned by Cowen Investments.

(c)           There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

CUSIP NO. 88024L 100

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

IPO Warrants

Cowen Investments directly owns the IPO Warrants reported herein.  Each IPO Warrant entitles Cowen Investments to purchase one Share at an exercise price of $11.50 per Share, subject to adjustment. The IPO Warrants owned by Cowen Investments expire at 5:00 p.m., New York time, on December 13, 2017 or earlier upon redemption or liquidation.  The Issuer may redeem the outstanding IPO Warrants at a price of $0.01 per warrant, if the last sale price of the Shares equals or exceeds $17.50 per Share for any 20 trading days within a 30 trading day period ending on the third trading day before the Issuer sends the notice of redemption to the warrant holders.  The IPO Warrants owned by Cowen Investments, however, are non-redeemable so long as they are held by it or its permitted transferees.  The IPO Warrants owned by Cowen Investments also contain customary “cashless exercise” terms.

The foregoing description of the IPO Warrants is not complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, dated as of December 13, 2012, and the Form of Public Warrant Certificate, which are referenced as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and are incorporated herein by reference.

Series A Warrants and Series B Warrants

Cowen Investments directly owns the Series A-2 Warrants and Series A-3 Warrants (collectively, the “Series A Warrants”) and the Series B-2 Warrants and Series B-3 Warrants (collectively, the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”) reported herein.  Each Investor Warrant is immediately exercisable in cash and entitles the holder to take delivery of the shares purchased through the exercise, at the sole election of the holder, in the form of either Shares or Preferred Stock of the Issuer, with the number of shares of Preferred Stock issued based on a specified conversion price.  The Series A Warrants have an exercise price of $4.80 per Share, subject to adjustment, and expire on July 31, 2020.  The Series B Warrants have an exercise price of $5.00 per Share, subject to adjustment, and expire on October 31, 2016.

The Investor Warrants contain customary “cashless exercise” terms.  The Series B Warrants (but not the Series A Warrants) also contain an additional alternative cashless exercise feature, pursuant to which, beginning from December 31, 2015 and until the expiration of such Series B Warrant, if 90% of the average of the four lowest volume-weighted average prices of Shares for the preceding 10 trading days (the “Alternative Market Price”) is less than $4.00 (subject to an Alternative Market Price floor of $1.80), the holder of a Series B Warrant can exercise such Series B Warrant to acquire on a cashless basis a number of Shares or Preferred Stock equal to (depending on the Market Price) up to 488.9% of the number of shares that could otherwise be purchased under such Series B Warrant pursuant to a cash exercise, with the lower the Alternative Market Price, the more shares being available for acquisition by the Series B Warrant holder pursuant to this alternative cashless exercise.

CUSIP NO. 88024L 100

The Investor Warrants also include “full ratchet” anti-dilution protection provisions, which provide, subject to specified exceptions, that if any Shares are issued at a price less than the then current exercise price of such Investor Warrant, or if any warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for Shares are issued with an exercise price less than the then current exercise price of such Investor Warrant, then the exercise price of such Investor Warrant will automatically be reduced to the issuance price of such new Shares or the exercise price of such warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for Shares.

Under the terms of the Investor Warrants, if the Issuer shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Shares, then, in each such case, holders of such Investor Warrants shall be entitled to participate in such distribution to the same extent that they would have participated if they had held the number of Shares acquirable upon complete exercise of such Investor Warrants (without regard to any limitations or restrictions on exercise of such Investor Warrants) immediately before the date on which a record is taken for such distribution.  In addition, if the Issuer grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock, which are referred to with respect to the warrants as Warrant Purchase Rights, then each holder of an Investor Warrant will be entitled to acquire, upon the terms applicable to such Warrant Purchase Rights, the aggregate Warrant Purchase Rights which such holder could have acquired if such holder had held the number of Shares acquirable upon complete exercise of all Investor Warrants (without taking into account any limitations or restrictions on exercise of such Investor Warrants) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Warrant Purchase Rights.

Under the terms of the Series A Warrants (but not the Series B Warrants), until July 31, 2016, the holders have pre-emptive rights pursuant to which the Issuer must offer them the right to purchase at least 21.3% (with the Series A-2 entitled to purchase 18% and the Series A-3 entitled to purchase 3.3%) of any additional issuances by the Issuer or its subsidiaries of equity securities or securities that are convertible into, exercisable or exchangeable for, or which give the holder the right to acquire any of the Issuer’s equity securities or the securities of its subsidiaries, subject to certain exceptions.

The foregoing description of the Investor Warrants is not complete and is qualified in its entirety by reference to the full text of the Form of Series A-2 Warrant, Form of Series A-3 Warrant, Form of Series B-2 Warrant and Form of Series B-3 Warrant, which are referenced as Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, hereto and are incorporated herein by reference.

Registration Rights Agreement

Cowen Investments has certain customary demand and piggy-back registration rights (including unlimited resale registrations on Form S-3) with respect to the securities of the Issuer reported herein pursuant to that certain Registration Rights Agreement, dated as of December 13, 2012 (as amended, including on June 10, 2015, July 31, 2015 and August 14, 2015).

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement and each amendment thereto, which are referenced as Exhibit 99.7, Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10, respectively, hereto and are incorporated herein by reference.

CUSIP NO. 88024L 100

Joint Filing Agreement

On November 6, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of the Joint Filing Agreement is attached as Exhibit 99.11 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

        Exhibit No.        Description

99.1
Warrant Agreement, dated as of December 13, 2012, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

99.2	Form of Public Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Form S-4/A filed by Tempus Applied Solutions Holdings, Inc. on July 2, 2015).

99.3	Form of Series A-2 Warrant (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 6, 2015).

99.4	Form of Series A-3 Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 17, 2015).

99.5	Form of Series B-2 Warrant (incorporated by reference to Exhibit 4.6 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 6, 2015).

99.6	Form of Series B-3 Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 17, 2015).

99.7
Registration Rights Agreement, dated as of December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

99.8
First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Acquisition Group LLC, Cowen Investments LLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

99.9
Second Amendment to Registration Rights Agreement, dated as of July 31, 2015, by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Acquisition Group LLC, Cowen Investments LLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 6, 2015).

99.10
Third Amendment to Registration Rights Agreement, dated as of August 14, 2015, by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Acquisition Group LLC, Cowen Investments LLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Tempus Applied Solutions Holdings, Inc. on August 17, 2015).

99.11	Joint Filing Agreement by and among Cowen Investments LLC, RCG LV Pearl LLC, Cowen Group, Inc. and Peter A. Cohen, dated November 6, 2015.

CUSIP NO. 88024L 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015
Cowen Investments LLC

	By:	RCG LV Pearl LLC, its sole member

	By:	Cowen Group, Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Group, Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Group, Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Peter A. Cohen
Peter A. Cohen

CUSIP NO. 88024L 100

SCHEDULE A

Executive Officers of RCG LV Pearl LLC

Name and Position	Present Principal Occupation	Business Address
Peter A. Cohen, Chief Executive Officer	Chairman and Chief Executive Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Jeffrey M. Solomon, President	President of Cowen Group, Inc., a publicly traded diversified financial services firm, and Chief Executive Officer of Cowen and Company, LLC, a registered broker-dealer	599 Lexington Avenue New York, New York 10022
John Holmes, Chief Operating Officer	Chief Operating Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Stephen A. Lasota, Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Owen S. Littman, General Counsel and Secretary	General Counsel and Secretary of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022

CUSIP NO. 88024L 100

Executive Officers and Directors of Cowen Group, Inc.

Name and Position	Present Principal Occupation	Business Address
Peter A. Cohen, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
John Holmes, Chief Operating Officer	Chief Operating Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Stephen A. Lasota, Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Owen S. Littman, General Counsel and Secretary	General Counsel and Secretary of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Michael Singer, Chief Executive Officer and President of Ramius LLC	Chief Executive Officer and President of Ramius LLC, a global alternative investment management business	599 Lexington Avenue New York, New York 10022
Katherine Elizabeth Dietze, Director
Director of Cowen Group, Inc., a publicly traded diversified financial services firm

Director of Matthews International Corporation, a publicly traded designer, manufacturer and marketer of memorialization products and brand solutions

Member of the Board of Trustees of Liberty Property Trust, a publicly traded, self-administered and self-managed Maryland real estate investment trust

599 Lexington Avenue New York, New York 10022
Steven Kotler, Director	Vice Chairman of Gilbert Global Equity Partners, a private equity firm	277 Park Avenue, 49th Floor New York, New York 10172
Jerome S. Markowitz, Lead Independent Director	Director of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Jack H. Nusbaum, Director	Senior Partner of Willkie Farr & Gallagher LLP, a law firm	787 Seventh Avenue New York, New York 10019
Douglas A. Rediker, Director	Executive Chairman of International Capital Strategies, LLC, a policy and markets advisory boutique	1701 Pennsylvania Avenue, NW, Suite 300 Washington, DC 20006
Jeffrey M. Solomon, Director	President of Cowen Group, Inc., a publicly traded diversified financial services firm, and Chief Executive Officer of Cowen and Company, LLC, a registered broker-dealer	599 Lexington Avenue New York, New York 10022
Joseph R. Wright, Director	Senior Advisor to The Chart Group, L.P., a merchant banking firm	555 5th Avenue, 19th Floor New York, New York 10017